FORM 6-K

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16 of

the Securities Exchange Act of 1934

For the month of March, 2006

Commission File Number: 333-132076

GAS NATURAL SDG, S.A.

(Translation of Registrant’s Name into English)

Av. Portal de L’Angel, 20-22

08002 Barcelona, Spain

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F:

Form 20-F      X            Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes                      No      X

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes                      No      X

Indicate by check mark whether by furnishing the information contained in this Form, the Registrant is also thereby furnishing the information to the

Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934:

Yes                      No      X

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):  N/A

Communications Management

This is a translation of a Spanish language relevant fact.

In case of discrepancies, the Spanish version will prevail.

GAS NATURAL SDG, S.A.

Gas Natural SDG, S.A. (GAS NATURAL), in compliance with Article 82 of the Securities Law 24/1988 of July 28, hereby notifies the Spanish National Securities Exchange Commission (Comisión Nacional del Mercado de Valores (CNMV)) of the following:

RELEVANT FACT

GAS NATURAL’s Board of Directors agreed today to propose to the General Shareholders’ Meeting a dividend increase of 18.3% and to pay a total of 0.84 euros gross per share with respect to the 2005 fiscal year results, of which 0.31 euros were already paid in January of this year.

The additional dividend proposed by GAS NATURAL is therefore 0.53 euros per share, in accordance with the total number of currently outstanding shares, and will be paid in July. This amount represents an increase of 20.5% over the amount paid in July 2005.

This decision means that a total of 376.1 million euros will be allocated to the distribution of dividends, in line with the policy announced in the company’s Strategic Plan. Similarly, this dividend implies a yield of 3.5%, taking as a reference the market price of 24.09 euros, at the closing of markets on March 30.

Barcelona, March 31, 2006

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

GAS NATURAL SDG, S.A.

Date: March 31, 2006	By:	/s/ Carlos J. Álvarez Fernández
	Name:	Carlos J. Álvarez Fernández
	Title:	Chief Financial Officer